July 14, 2026

U.S. Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registration and Examinations
100 "F" Street, NE
Washington, D.C. 20549

RE: Starfighters Space, Inc.

To Whom It May Concern:

We have reviewed a copy of the 8-K proposed to be filed on July 14, 2026 submitted by Starfighters Space, Inc. to the Securities and Exchange Commission concerning the resignation of Adeptus Partners, LLC as the independent public accountant and we agree with the statements made in said 8-K.

There have been no disputes about accounting principles, financial statement disclosures, auditing scope or procedure, or applicable rules of the Commission during the periods when we were the auditors.

Very truly yours,

/s/ Adeptus Partners, LLC
Adeptus Partners, LLC